UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): _____July 18, 2005_____

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	20068
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry Into a Material Definitive Agreement.

On July 18, 2005, John Akridge Development Company ("Ackridge") definitively committed to purchase 384,051 square feet of excess non-utility land owned by Potomac Electric Power Company ("Pepco") located at Buzzard Point in the District of Columbia under the terms of a tentative sale agreement entered into by Akridge , Pepco Holdings, Inc. and Pepco on June 3, 2005 and subsequently amended. The sale agreement and amendments are filed herewith as Exhibits 10.1, 10.2 and 10.3. Consummation of the sale is subject to customary closing conditions and closing is scheduled to occur in August 2005. The sale price of the land is $75 million in cash and will result in an after-tax gain of approximately $38 - $42 million that will be recorded by Pepco in the third quarter. The sale agreement provides that Akridge will release Pepco from, and indemnify Pepco for, substantially all environmental liabilities associated with the land, except that Pepco will retain liability for claims by third parties arising from the release, if any, of hazardous substances from the land onto adjacent property occurring before the closing of the sale.

Item 9.01   Financial Statements and Exhibits.

Exhibit No.   Description of Exhibit

10.1   Sale and Purchase Agreement

10.2   First Amendment to Sale and Purchase Agreement

10.3   Second Amendment to Sale and Purchase Agreement


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   July 22, 2005   JOSEPH M. RIGBY
                                     Name: Joseph M. Rigby
                                     Title: Senior Vice President
                                              and Chief Financial Officer